Exhibit 99.3

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna Intersects 1.93 kilos of silver and 6.76 g/t gold over 5.4 meters at the San Jose Mine, Mexico

Vancouver, March 29, 2021-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that step-out and infill drilling at the San Jose Mine has established continuity of high-grade mineralization in the upper levels of the Trinidad Footwall structures. The successful drill program was conducted from the second half of 2020 to date, representing 4,670 meters of step-out and infill drilling in 22 drill holes and targeted both resource upgrades and the potential to expand the resource outside of the current area of Mineral Reserves. Mineralization remains open in at least two directions, is adjacent to existing mine infrastructure, and as a result there is potential for inclusion of this material in near-term production.

David F. Volkert, Vice President of Exploration, commented, "In 2020, our exploration team at San Jose focused on re-evaluating their understanding of the structural and geological controls on mineralization at the Trinidad Deposit with the goal of identifying new near-mine exploration targets.” Mr. Volkert continued, “The interception of wide and high-grade mineralization in close proximity to current production areas at the mine reflects the structural complexity of the deposit and unveils discovery potential remaining at the San Jose Mine.”

Step-out drill highlights include:

SJOM-955: 699 g/t Ag and 3.57 g/t Au over an estimated true width of 4.1 meters

SJOM-1002: 1,931 g/t Ag and 6.76 g/t Au over an estimated true width of 5.4 meters

Infill drill highlights include:

SJOM-1014: 306 g/t Ag and 1.38 g/t Au over an estimated true width of 9.5 meters

SJOM-1016: 760 g/t Ag and 3.24 g/t Au over an estimated true width of 3.4 meters

SJOM-1017: 967 g/t Ag and 4.25 g/t Au over an estimated true width of 8.4 meters

SJOM-1020: 809 g/t Ag and 2.78 g/t Au over an estimated true width of 1.4 meters

SJOM-1021: 473 g/t Ag and 1.25 g/t Au over an estimated true width of 14.9 meters

A longitudinal section showing the location of the drill holes is available at the following link: https://fortunasilver.com/site/assets/files/5716/20210329-trinidad-ls-233evx.pdf.

Full details of the 22 step-out and infill drill holes completed in the Trinidad Footwall structures are listed in the appendix section at the end of this news release.

The Brownfields exploration program budget for 2021 at the San Jose Mine is US$10.9 million, which includes 33,800 meters of diamond drilling and 1,770 meters of underground development for drilling access, platforms, and services. Underground exploration drilling will focus on the shallow and deep north and south extensions of the Trinidad vein system and the sub-parallel Victoria mineralized zone, while surface drilling will test two new targets to the south and north of the mine.

Quality Assurance & Quality Control (QA-QC)

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing. One half of the core is submitted to the ALS Global Laboratory in Guadalajara, Mexico. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed for gold and silver by standard fire assay methods at the ALS Global Laboratory in Vancouver, BC, Canada. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

David F. Volkert, Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, being a member of the American Institute of Professional Geologists (CPG #10759) and the Association of Professional Engineers and Geoscientists of British Columbia (P. Geo. #191936). Mr. Volkert has reviewed and approved the scientific and technical information contained in this news release. Mr. Volkert has verified the data disclosed, and the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | T (Peru): +51.1.616.6060, ext. 0

APPENDIX: San Jose Mine, Trinidad Footwall structures- intervals of interest

Drill Hole	Easting	Northing	Azimuth (°)	Dip (°)	From	To	Interval	ETW¹	Ag	Au
					(m)	(m)	(m)	(m)	(g/t)	(g/t)
Step-out drill holes
SJOM-946	745123	1847411	270	39	NSI²
SJOM-955	745122	1847407	243	42	157.30	159.60	2.30	2.0	101	0.61
and					169.20	173.90	4.70	4.1	699	3.57
SJOM-958	745122	1847409	286	20	140.00	141.00	1.00	0.8	67	0.36
SJOM-962	745123	1847410	301	9	NSI²
SJOM-967	745123	1847410	287	30	124.40	126.00	1.60	0.8	60	0.33
SJOM-974A	745122	1847407	258	34	128.30	131.90	3.60	2.2	234	1.06
SJOM-981	745122	1847406	234	48	213.00	217.00	4.00	1.8	95	0.37
SJOM-990	745122	1847409	256	48	190.80	191.80	1.00	0.4	65	0.41
SJOM-990A3	745122	1847409	256	48	188.40	191.35	2.95	1.2	58	0.40
SJOM-1002	745122	1847406	246	11	85.20	87.30	2.10	2.0	118	0.63
and					90.00	94.20	4.20	3.9	79	0.53
and					105.35	111.15	5.80	5.4	1931	6.76
SJOM-1006A	745212	1847506	268	30	NSI²
SJOM-1008	745212	1847506	275	13	NSI²
SJOM-1026	745125	1847404	223	31	130.55	134.80	4.25	2.4	60	0.49
SJOM-1029	745124	1847404	232	36	129.36	132.35	2.99	1.7	176	1.00
Infill drill holes
SJOM-1011	745124	1847405	227	6	87.00	88.95	1.95	1.6	122	0.56
and					93.90	99.10	5.20	4.4	162	2.19
and					113.00	118.95	5.95	5.0	206	1.24
SJOM-1014	745123	1847406	246	-4	98.77	109.35	10.58	9.5	306	1.38
SJOM-1016	745123	1847406	257	-15	79.20	100.85	21.65	21.3	87	0.41
and					102.00	105.50	3.50	3.4	760	3.24
SJOM-1017	745122	1847406	259	4	87.80	105.40	17.60	15.8	113	0.56
and					106.71	116.12	9.41	8.4	967	4.25
SJOM-1020	745122	1847406	264	-28	78.35	79.84	1.49	1.4	809	2.78
and					78.35	82.58	4.23	4.0	298	1.07
SJOM-1021	745121	1847408	273	-12	111.67	127.97	16.30	14.9	473	1.25
SJOM-1022	745122	1847408	274	0	97.40	104.70	7.30	6.2	154	0.69
and					113.18	124.60	11.42	9.6	225	0.93
SJOM-1023	745125	1847403	217	7	112.45	124.11	11.66	8.6	125	0.76
Holes drilled prior to 2020 in area of interest
SJOM-406	745206	1847507	270	0	175.50	176.50	1.00	1.0	68	0.37
SJOM-413	745206	1847506	251	0	203.45	205.10	1.65	1.6	68	0.34
and					218.30	223.60	5.30	5.2	126	0.51
SJO-839	745185	1847258	295	-45	244.30	247.55	3.25	2.2	129	0.67
SJO-887	745191	1847255	304	-56	264.80	270.30	5.50	3.5	163	0.90
and					280.70	283.80	3.10	1.9	145	0.95
and					292.95	295.15	2.20	1.4	559	3.40
SJO-898	745191	1847255	311	-56	390.15	397.40	7.25	3.6	129	0.51
and					402.40	406.65	4.25	2.1	96	0.55
SJO-906	745137	1847246	299	-46	156.00	158.05	2.05	1.4	163	1.20
SJO-909	745135	1847246	320	-46	240.85	243.20	2.35	1.2	299	1.37
and					247.20	256.35	9.15	4.8	102	0.59
and					278.00	296.60	18.60	9.7	214	1.40
and					308.70	313.80	5.10	2.7	443	0.91

Notes:

1. ETW= Estimated true width

2. NSI = No significant intervals

3. SJOM-990A drilled as a twin to SJOM-990 to a depth of 152 meters

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; the Company’s ability to convert inferred mineral resources to indicated mineral resources and to convert mineral resources to mineral reserves; timelines; production at the mines; the future financial or operating performance of the Company; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the estimates of expected or anticipated economic returns from the Company’s mining operations including future sales of metals, doré and concentrate or other products produced by the Company and the Company’s ability to achieve its production and cost guidance; capital expenditures at the Company’s operations; estimated brownfields expenditures in 2021; the success of the Company’s exploration activities at its mines and development projects; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates, estimated metal grades in 2021; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; changes in prices for gold, silver and other metals; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy, labour, materials and supplies, transport and services; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; government mandates in Peru, Mexico and Argentina with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect may aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.